Exhibit 4(c)(11)

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Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

iSHARES U.S. REAL ESTATE ETF

1-YEAR

50% DOWNSIDE PARTICIPATION RATE

WITH UPSIDE PARTICIPATION RATE

INDEXED STRATEGY

Crediting Strategy Endorsement

Index Loss Subject to a 50% Downside Participation Rate for Each Term

Index Gain Subject to an Upside Participation Rate for Each Term

Term

Each Term for this Strategy is one year long.

Gain or Loss

Each day, the value of the Strategy includes the Gain or Loss for the Term.

Gain or Loss is calculated on the remaining investment base for the current Term. For this purpose, the investment base starts with the amount applied to that Strategy at the start of the current Term. It is then reduced to pay for each withdrawal or charge that is taken from the Strategy during the current Term.

Gain or Loss at the End of a Term

After the final Market Close of a Term, any Gain or Loss is determined based on the increase or decrease in the price of iSHARES U.S. REAL ESTATE ETF since the start of the Term. This increase or decrease is expressed as a percentage of the price at the start of the Term. It is measured from the price at the last Market Close on or before the first day of the Term to the price at the final Market Close of the Term. The price is the price for the last reported sale on the New York Stock Exchange Arca before the close of regular trading on that day.

Any Gain for the Term is subject to the Upside Participation Rate. Any Loss for the Term is subject to the Downside Participation Rate.

Gain or Loss before the End of a Term

Before the final Market Close of a Term, the Gain or Loss for the Term is a percentage equal to:

1)	the net option value for the Strategy as of the most recent Market Close of the Term; minus

2)	the amortized option cost as of the most recent Market Close of the Term; and minus

3)	Trading Cost.

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The net option value as of a Market Close is a percentage equal to:

1)	the value of the ATM Call Option at the Market Close, multiplied by the Upside Participation Rate; minus

2)	the value of the ATM Put Option at the Market Close, multiplied by the Downside Participation Rate.

The amortized option cost is a percentage equal to:

1)	the net option value for the Strategy at the start of the Term; multiplied by

2)	the number of days remaining until the final Market Close of the Term divided by 365.

ATM Call Option

The ATM Call Option is a hypothetical call option that will pay the holder an amount equal to the percentage increase, if any, in the price from the last Market Close on or before the start of the Term to the final Market Close of the Term.

ATM Put Option

The ATM Put Option is a hypothetical put option that will pay the holder an amount equal to the percentage decrease, if any, in the price from the last Market Close on or before the start of the Term to the final Market Close of the Term.

Option Values

The ATM Call Option and ATM Put Option are valued by us using a market standard model for valuing an option. Each value is stated as a percentage of the price at the last Market Close on or before the first day of the Term.

Upside Participation Rate

The Upside Participation Rate is the portion of the increase in the price for a Term taken into account to determine the Gain for the Term. We will set the Upside Participation Rate for each initial or renewal Term of this Strategy before the first day of that Term. For a given Term, we may set a different Upside Participation Rate for amounts attributable to Purchase Payments received on different dates.

Downside Participation Rate

The Downside Participation Rate is the portion of the decrease in the price for a Term taken into account to determine the Loss for the Term. The Downside Participation Rate for each Term of this Strategy is 50%.

Trading Cost

Trading Cost is the estimated cost of selling the hypothetical option before the end of a Term. It is a percentage set by us from time to time to reflect the average difference between the Option Values and market bid prices.

Market Close

A Market Close for this Strategy is the close of regular trading on the New York Stock Exchange on each day that is a Market Day.

Index Information

iShares U.S. Real Estate ETF (iYR on the New York Stock Exchange Arca) is an exchange traded fund that seeks to track the investment performance of an index composed of U.S. equities in the real estate sector.

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[The iShares U.S. Real Estate ETF is distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by MassMutual Ascend Life Insurance Company. MassMutual Ascend Life Insurance Company annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from MassMutual Ascend Life Insurance Company do not acquire any interest in the iShares U.S. Real Estate ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranty, express or implied, to the owners of any MassMutual Ascend Life Insurance Company annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares U.S. Real Estate ETF or any data related thereto.]

GAIN OR LOSS UNDER THIS CREDITING STRATEGY IS DETERMINED IN PART BASED ON THE iSHARES U.S. REAL ESTATE ETF. HOWEVER, THIS CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY EQUITY INVESTMENTS.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Contract Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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